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                                                                    EXHIBIT 99.3

                         Form of Letter to Stockholders
                            dated February 28, 1997
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                      [THERAGENICS CORPORATION LETTERHEAD]

                               February 28, 1997

To Our Stockholders:

     Theragenics Corporation has adopted a Share Purchase Rights Plan designed to provide you, our stockholders, with additional assurance that you will have the opportunity to benefit from the long-term prospects and increases in value of the Company. Pursuant to the Rights Plan, which is similar to the rights plans previously adopted by many other publicly owned companies, the Board of Directors declared a dividend of one share purchase right (a "Right") for each outstanding share of the Company's Common Stock. The distribution is being made to stockholders of record as of the close of business today.

     The Rights initially will be represented by, and traded together with, the Company's Common Stock. The Rights are not currently exercisable and, as indicated in the enclosed summary of the Rights Plan, do not become exercisable unless certain events occur. Upon the occurrence of certain triggering events including the acquisition of 20% or more of the Company's Common Stock, each Right that is not held by the 20% or more stockholder will entitle its holder to purchase additional shares of Common Stock at a discounted price, unless the Rights are previously redeemed.

     A summary of the Rights Plan which explains the terms and nature of the Rights is enclosed. Please review the summary carefully.

     The Board of Directors believes that the Rights Plan will help to protect your interests in the event that the Company is confronted with coercive, unfair or inadequate takeover bids or practices. The Plan contains provisions to protect you in the event of an unsolicited offer to acquire the Company, including offers that do not treat all stockholders equally, the acquisition in the open market of shares constituting control without offering fair value to all stockholders, and other coercive, unfair or inadequate takeover bids and practices that could impair the ability of the Board of Directors to represent your interests fully. The Board believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. In adopting the Rights Plan, the Board has expressed its confidence in the Company's future and its determination that you, our stockholders, be given every opportunity to participate fully in that future.

                                          On Behalf of the Board of Directors,

                                          M. Christine Jacobs
                                          President and Chief Executive Officer